UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 12, 2020 (August 6, 2020)

THE PECK COMPANY HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37707	47-2150172
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

4050 Williston Road, #511, South Burlington, Vermont 05403

(Address of Principal Executive Offices) (Zip Code)

(802) 658-3378

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	PECK	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On August 10, 2020, The Peck Company Holdings, Inc., a Delaware corporation (the “Parent”), entered into an Agreement and Plan of Merger dated August 10, 2020 by among the Parent, Sunworks, Inc., a Delaware corporation (the “Company”), and Peck Mercury, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) (the “Merger Agreement”). All capitalized terms have the meanings ascribed in the Merger Agreement.

The Merger Agreement provides that upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger and becoming a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding share of Company common stock, par value $0.001 per share (the “Company Common Stock”), will be converted into the right to receive 0.185171 (the “Exchange Ratio”) shares of Parent common stock, par value $0.0001 per share (the “Parent Common Stock”), as may be adjusted pursuant to the terms of the Merger Agreement, and, if applicable, an amount in cash, without interest, rounded to the nearest whole cent, in lieu of any fractional share interest in Parent Common Stock to which such stockholder otherwise would have been entitled. The shares of Parent Common Stock to be issued in connection with the Merger will be listed on the NASDAQ Stock Market. The Merger is intended to qualify as a reorganization for U.S. federal income tax purposes.

At the Effective Time, each outstanding option granted by the Company to purchase shares of Company Common Stock under the Company’s stock incentive plans (the “Company Stock Options”), whether vested or unvested, will automatically be terminated, in accordance with the terms of the Company’s stock incentive plans.

As of August 6, 2020, Mr. Douglas Rose resigned as a Member of the Board of Directors of Parent. Four Directors are serving on the Parent Board of Directors as at the date of the Merger Agreement. The Merger Agreement provides that at the Effective Time Parent will increase the number of Directors that comprise the Parent Board of Directors to seven, and fill vacancies with three Directors designated by the Company’s Board of Directors.

The Merger Agreement contains customary representations and warranties from each of Parent and the Company, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of the Company’s and Parent’s businesses during the interim period between the execution of the Merger Agreement and the Effective Time and the Company’s and Parent’s respective obligations to call a meeting of their stockholders to approve the Merger Agreement and the transactions contemplated thereby, their obligations to, subject to certain exceptions, recommend that their stockholders approve the Merger Agreement and the transactions contemplated thereby, and their non-solicitation obligations relating to alternative acquisition proposals.

The completion of the Merger is subject to customary conditions, including, among others, (1) the approval of the Merger Agreement and the transactions contemplated thereby, as applicable, by the Company’s stockholders and Parent’s stockholders, (2) authorization for listing on the Nasdaq Stock Market of the shares of Parent Common Stock to be issued in the Merger, (3) the effectiveness of the Registration Statement on Form S-4 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “SEC”) to register the Parent Common Stock to be issued in the Merger, and (4) the absence of any order, decree or injunction preventing the completion of the Merger. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, unless such inaccuracy would not reasonably be expected to have, individually or in the aggregate, a material adverse effect, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) the absence of a material adverse effect of the other party.

The Merger Agreement provides certain termination rights for both Parent and the Company and further provides that a termination fee of $375,000 will be payable by the Company to Parent, or by Parent to the Company, upon termination of the Merger Agreement under certain circumstances.

Pursuant to the terms of the Merger Agreement, Parent entered into Stockholder Lockup Agreements with certain stockholders of Parent, Mr. Jeffrey Peck and the Mykilore Trust (Frederick A. Myrick, Jr., Trustee), which restrict the ability of such stockholders to dispose of certain Parent Common Stock held by such stockholders for a period of 180 days after the Merger without the prior written consent of Parent (subject to certain exceptions set forth in the Lockup Agreements). The foregoing description of the Lockup Agreements does not purport to be complete, and is qualified in its entirety by reference to the full text of the Lockup Agreements. Mr. Peck’s Lockup Agreement is attached hereto as Exhibit 10.3 and is incorporated herein by reference. The Mykilore Trust (Frederick A. Myrick, Jr., Trustee) Lockup Agreement is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

The Merger Agreement was unanimously approved by the Board of Directors of both Parent and the Company.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for purposes of allocating contractual risk between Parent and the Company instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Parent or the Company, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Parent, the Company, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement that will include a joint proxy statement of the Company and Parent and a prospectus of Parent, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings that each of Parent and the Company makes with the SEC.

Voting Agreements

In connection with the Merger Agreement, Mr. Jeffrey Peck, a stockholder of Parent, entered into a Voting Agreement with the Company (the “Peck Voting Agreement”). Mr. Peck beneficially owns or can direct the vote (pursuant to a voting agreement) of approximately 46.69% of the outstanding shares of Parent Common Stock. The Peck Voting Agreement requires, among other obligations, that Mr. Peck vote the shares of Parent Common Stock in which he controls voting rights in favor of the Merger and the other transactions contemplated by the Merger Agreement. Mr. Peck is further prohibited from voting the shares in which he controls voting rights for alternative acquisition proposals and from, directly or indirectly, assigning, selling, transferring or otherwise disposing of his shares of Parent Common Stock, subject to certain exceptions.

In connection with the Merger Agreement, the Mykilore Trust (Frederick A. Myrick, Jr., Trustee), a stockholder of Parent, entered into a Voting Agreement with the Company (the “Mykilore Voting Agreement”). The Mykilore Trust beneficially owns approximately 13.28% of the outstanding shares of Parent Common Stock. The Voting Agreement requires, among other obligations, that the Mykilore Trust vote the shares of Parent Common Stock in which it has voting rights in favor of the Merger and the other transactions contemplated by the Merger Agreement. The Mykilore Trust is further prohibited from voting its shares for alternative acquisition proposals and from, directly or indirectly, assigning, selling, transferring or otherwise disposing of its shares of Parent Common Stock, subject to certain exceptions.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements. The Peck Voting Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The Mykilore Trust Voting Agreement is attached hereto as Exhibit 10.2.

Item 2.02 Results of Operations and Financial Condition.

On August 10, 2020, Parent issued a press release announcing its second quarter ended June 30, 2020 financial results. A copy of Parent’s press release is attached as Exhibit 99.2 to this current report on Form 8-K.

The information disclosed under this Item 2.02, including Exhibit 99.2 hereto, is being furnished and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor will it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 6, 2020, Mr. Douglas Rose resigned from his position as a Member of the Board of Directors of the Parent and as a Member of the Board of Directors of Peck Electric Co., a Vermont corporation and wholly-owned subsidiary of the Parent.

Item 7.01 Regulation FD Disclosure

On August 10, 2020, Jeffrey Peck, Chairman and Chief Executive Officer of Parent, made a presentation in conjunction with the Press Release concerning the Merger using slides containing the information attached to this Form 8-K as Exhibit 99.3 (the “Investor Presentation”) and incorporated herein by reference.

The Investor Presentation includes financial information not prepared in accordance with generally accepted accounting principles (“Non-GAAP Financial Measures”). A reconciliation of the Non-GAAP Financial Measures to financial information prepared in accordance with generally accepted accounting principles (“GAAP”), as required by Regulation G, appears as Exhibit 99.4 to this Form 8-K. Parent is providing disclosure of the reconciliation of reported Non-GAAP Financial Measures used in the Investor Presentation, among other places, to its comparable financial measures on a GAAP basis. Parent believes that the Non-GAAP Financial Measures provide investors additional ways to view Parent’s operations when considered with both Parent’s GAAP results and the reconciliation to net income and net cash provided by operating activities, which Parent believes provide a more complete understanding of Parent’s business than could be obtained absent this disclosure. Parent believes the Non-GAAP Financial Measures also provide investors with a useful tool to assess shareholder value.

By filing this Form 8-K and furnishing the information contained herein, Parent makes no admission as to the materiality of any information that is required to be disclosed solely by reason of Regulation FD.

The information contained in the Investor Presentation is summary information that is intended to be considered in the context of Parent’s Securities and Exchange Commission (“SEC”) filings and other public announcements that Parent may make, by press release or otherwise, from time to time. Parent undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is warranted. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

The information presented in Item 7.01 of this Form 8-K and Exhibits 99.3 and 99.4 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, unless Parent specifically states that the information is to be considered “filed” under the Exchange Act or specifically incorporates it by reference into a filing under the Securities Act of 1933, as amended, or the Exchange A.

Item 8.01 Other Events.

On August 10, 2020, the Company and Parent issued a joint press release announcing that the Company, Parent and Merger Sub had entered into the Merger Agreement and certain other matters. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statement and Exhibits.

(d) Exhibits

Number	Description

2.1*	Agreement and Plan of Merger, dated August 10, 2020, by and among Sunworks, Inc., The Peck Company Holdings, Inc. and Peck Mercury, Inc.

10.1	Voting Agreement dated August 10, 2020 by and between Sunworks, Inc. and Jeffrey Peck

10.2	Voting Agreement dated August 10, 2020 by and between Sunworks, Inc. and Mykilore Trust (Frederick A. Myrick, Jr., Trustee)

10.3	Lockup Agreement dated August 10, 2020 by and between The Peck Company Holdings, Inc. and Jeffrey Peck

10.4	Lockup Agreement dated August 10, 2020 by and between The Peck Company Holdings, Inc. and Mykilore Trust (Frederick A. Myrick, Jr., Trustee)

99.1	Press Release dated August 10, 2020 regarding the Merger

99.2	Press Release dated August 10, 2020 regarding The Peck Company Holdings, Inc.’s Interim Financial Results

99.3	Investor Presentation – Slides

99.4	Reconciliation of the Non-GAAP Financial Measures to financial information prepared in accordance with generally accepted accounting principles (“GAAP”), as required by Regulation G

*	Schedules and exhibits have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the SEC upon request.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K and the information incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the Merger, including future financial and operating results, cost savings and synergies, effects on cash flow, market accessibility, financing opportunities, enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) the Company’s and Parent’s plans, objectives, expectations and intentions and other statements contained in this Current Report on Form 8-K that are not historical facts; and (iii) other statements identified by words such as “expects” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective management of the Company and Parent and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company and Parent. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.

Any financial projections in this Current Report on Form 8-K or the information incorporated herein by reference are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Parent’s and the Company’s control. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this filing should not be regarded as an indication that Parent and Company, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive transaction agreement or the failure to satisfy the closing conditions; (2) the businesses of the Company and Parent may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (3) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (4) risks that the Merger and other transactions contemplated by the definitive transaction agreement disrupt current plans and operations that may harm the parties’ businesses; (5) the amount of any costs, fees, expenses, impairments and charges related to the Merger; (6) uncertainty as to the effects of the announcement or pendency of the Merger on the market price of the parties’ respective common stock and/or on their respective financial performance; (7) uncertainty as to the long-term value of the Company’s and Parent’s common stock; (8) the ability of the Company and Parent to raise capital from third parties to grow their business; (9) operating costs, loss of customers and business disruption following the Merger, including adverse effects on relationships with employees and customers, may be greater than expected; (10) the stockholders of the Company or Parent may fail to approve the Merger; (11) economic, competitive, regulatory, environmental and other factors may adversely affect the businesses in which the Company and Parent are engaged; and (12) the impact of COVID-19 and the related federal, state and local restrictions on each of the Company’s and Parent’s operations and workforce, the impact of COVID-19 and such restrictions on customers of the Company or Parent, and the impact of COVID-19 on the supply chain and availability of shipping and distribution of each of the Company and Parent. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company’s and Parent’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available on the SEC’s Internet site (http://www.sec.gov).

No Offer or Solicitation; Important Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Merger. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Merger, Parent will file with the SEC the Registration Statement that will include a joint proxy statement of the Company and Parent and a prospectus of Parent (the “Joint Proxy Statement”), and each of the Company and Parent may file with the SEC other relevant documents concerning the Merger. The definitive Joint Proxy Statement will be mailed to stockholders of the Company. Stockholders and investors are urged to read the Registration Statement and the Joint Proxy Statement regarding the Merger carefully and in their entirety when they become available and any other relevant documents filed with the SEC by the Company and Parent, as well as any amendments or supplements to those documents, because they will contain important information about the Company, Parent, and the Merger.

Free copies of the Joint Proxy Statement, as well as other filings containing information about the Company and Parent, may be obtained at the SEC’s website, www.sec.gov, when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to The Peck Company Holdings, Inc., 4050 Williston Road, #511 South Burlington, Vermont 05403, Attention: Corporate Secretary, or by calling (802) 658-3378, or to Sunworks, Inc., 1030 Winding Creek Road, Suite 100, Roseville CA 95678, Attention: Corporate Secretary, or by calling (916) 409-6900, or by accessing Parent’s website at www.peckcompany.com under the “Company – Investors” tab or by accessing the Company’s website at www.sunworksusa.com under the “Investor Relations” tab. The information on Parent’s and the Company’s websites is not, and shall not be deemed to be, a part of this Current Report on Form 8-K or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

The Company, Parent, and their respective directors, and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Merger. Information about Parent’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on April 14, 2020 and this 8-K, and information about the Company’s directors and executive officers is available in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on July 8, 2020. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement regarding the Merger and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 12, 2020

The Peck Company Holdings, Inc.

By:	/s/ Jeffrey Peck
Name:	Jeffrey Peck
Title:	Chief Executive Officer